Filed by NovaGold Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Copper Canyon Resources Ltd.
Commission File No.: 333-171742

Laurel Hill Advisory Group Toll Free #: 1-877-304-0211

NovaGold Resources Inc.
Offer to purchase all of the issued and outstanding common shares of
Copper Canyon Resources Ltd.

DO NOT DEVIATE FROM THE SCRIPT OR OFFER ANY PERSONAL COMMENT.

This script must be strictly adhered to. You must NOT PROVIDE YOUR OWN OPINION and all answers must be based on publicly available information. Do not give any advice AS THIS COULD LEAVE US OPEN TO LIABILITY.

The Offer

Offer Consideration:	0.0425 of a NovaGold Share for each common share of Copper Canyon Resources Ltd.

Offer Premium:	Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represents a premium of approximately 33.4% over the volume-weighted average price of Copper Canyon Shares on the TSXV for the same period.

Prior to the announcement of NovaGold’s intention to make an offer for Copper Canyon, Copper Canyon’s shares had not closed above the implied Offer value of approximately $0.60 per share since November 2007 on the TSXV.

Expiry Date:	February 23th, 2011 @ 5.00p.m Eastern Time.

Depositary:	COMPUTERSHARE INVESTOR SERVICES INC.
Toll Free (North America): 1-800-564-6253 (Overseas:1-514-982-7555)
Email: corporateactions@computershare.com

	By Mail:	By Hand,Courier or Registered Mail
	Computershare Investor Services Inc.	Computershare Investor Services Inc.
	P.O. Box 7021, 31 Adelaide Street E.,	9th Floor, 100 University Avenue
	Toronto, ON, M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
Dealer Manger	TD Securities Inc.

Minimum tender condition:	At least 662/3% of the issued and outstanding Copper Canyon Shares (calculated on a fully-diluted basis) at the Expiry Time.

THE OFFER INFORMATION

Q1: WHAT IS THE OFFER?
NovaGold Resources Inc. (“NovaGold” or the “Offeror”) is offering (the “Offer”) to purchase all of the issued and outstanding common shares (the “Copper Canyon Shares”) of Copper Canyon Resources Ltd. (“Copper Canyon”) (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Copper Canyon (other than SRP Rights) that are convertible into or exchangeable or exercisable for Copper Canyon Shares, and together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Copper Canyon.

0.0425 of a NovaGold Share for each common share of Copper Canyon Resources Ltd.

Q2: WHAT IS THE PURPOSE OF THE OFFER?
The purpose of the Offer is to enable NovaGold to acquire all of the outstanding Copper Canyon Shares. If the Offer is successful and NovaGold acquires all of the outstanding Copper Canyon Shares, the acquisition of Copper Canyon by NovaGold will consolidate NovaGold’s interest in the Copper Canyon property.

Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. NovaGold believes that there may be a benefit from simplifying the ownership structure of the Copper Canyon joint venture and that consolidating ownership of the Copper Canyon property will facilitate development of this asset and could add value to both the Galore Creek and Copper Canyon assets over time.

Q3: WHY SHOULD I TENDER MY SHARES TO THE OFFER?	Compelling Premium. Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represents a premium of approximately 33.4% over the volume-weighted average price of Copper Canyon Shares on the TSXV for the same period.

In addition to the attractive premium,

º

Copper Canyon Shareholders who tender to the offer will enjoy upside exposure to the Galore Creek project, a large copper-gold-silver project owned equally by NovaGold and Teck Resources Ltd. and situated adjacent to the Copper Canyon property. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

	º	Copper Canyon Shareholders who tender to the offer will gain exposure to NovaGold’s other world-class projects, including Donlin Creek and Ambler.

º

NovaGold believes that Copper Canyon Shareholders who tender to the offer will benefit from NovaGold’s greater financial capability and the significantly greater trading liquidity afforded by NovaGold shares.

(refer to circular for complete details)

Q4: HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?	The Offer will be open until February 23rd , 2011 @ 5.00p.m Eastern Time (“Expiry Time”).

Q5: HOW DO I ACCEPT THE	Beneficial shareholders
OFFERAND TENDER MY SHARES?	Shareholders whose Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares.

Registered Shareholders

Shareholders who wish to accept the Offer and deposit their Shares must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal.

Q6: IF I ACCEPT THE OFFER, WHEN WILL I RECEIVE NOVAGOLD SHARES?	If the conditions of the Offer are satisfied or waived, you will receive the NovaGold Shares issued as consideration for the Copper Canyon Shares tendered to the Offer promptly after the Expiry Time.

Q7: IF I DECIDE NOT TO TENDER, HOW WILL MY COPPER CANYON SHARES BE AFFECTED?

If NovaGold takes up and pays for the Copper Canyon Shares validly tendered, NovaGold currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any Copper Canyon Shares not tendered. It is NovaGold’s current intention that the consideration to be offered for Copper Canyon Shares under such Subsequent Acquisition Transaction will be the same consideration offered under the Offer.

Q8: WILL I HAVE TO PAY ANY	Registered Shareholders
FEES OR COMMISSIONS IF I ACCEPT THE OFFER?	If you are the registered owner of your Copper Canyon Shares and you tender your Copper Canyon Shares directly to the Depositary you will not have to pay brokerage fees or incur similar expenses.

Beneficial shareholders

If you own your Copper Canyon Shares through a broker or other nominee and your broker tenders the Copper Canyon Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q9: WILL FRACTIONAL SHARES BE ISSUED IN THE OFFER?

No. NovaGold will not issue fractional NovaGold Shares. Instead, where a Copper Canyon Shareholder is to receive NovaGold Shares as consideration under the Offer and the aggregate number of NovaGold Shares to be issued to such Copper Canyon Shareholder would result in a fraction of a NovaGold Share being issuable, the number of NovaGold Shares to be received by such Copper Canyon Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

Q10: HOW WILL COPPER CANYON OPTIONS BE TREATED IN THE OFFER?

The Offer is made only for outstanding Copper Canyon Shares and not for any Copper Canyon Options or other rights to acquire Copper Canyon Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Copper Canyon Shares that may be deposited in accordance with the terms of the Offer.

COMPANY INFORMATION

Q11: Who is NovaGold?

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek. NovaGold believes it offers good leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has an established track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties.

Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property.

NovaGold is a Canadian company, organized under the laws of the Province of Nova Scotia. Its principal offices are located at Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4 and the phone number is (604) 669-6227. The registered and records office is located at Purdy's Wharf Tower II, 1300-1969 Upper Water Street, P.O. Box 730, Halifax, Nova Scotia B3J 2V1.

Q12: Where are the NovaGold shares listed?	NovaGold’s common shares are listed on the TSX and NYSE-AMEX under the symbol “NG”.

This document does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise in any jurisdiction where such offer or invitation to purchase or solicitation of an offer to buy securities would be prohibited.

This document is for information purposes and is not a substitute for the Offer and Circular. NovaGold has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which includes the Offer and Circular. Copper Canyon Shareholders are urged to read the Offer and Circular and any other materials relating to the Offer, including the registration statement on Form F-8, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov or from Laurel Hill Advisory Group, who is acting as NovaGold’s Information Agent (Toll Free 1-877-304-0211).

This document includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the acquisition of Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainty as to the completion of the purchase of Copper Canyon in accordance with the terms and conditions of the proposed offer; the accuracy of management’s assessment of the effects of the successful completion of the offer; the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.